August 28, 2020 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	NovaBay Pharmaceuticals, Inc. (the “Company”) Form S-3, File No. 333-248238

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective as of 5:00 p.m. (Eastern time) on Tuesday, September 1, 2020, or as soon as practicable thereafter.

Very truly yours,

NovaBay Pharmaceuticals, Inc.

		By:	/s/ Justin Hall
Justin Hall
Chief Executive Officer and General Counsel

cc:	Abby E. Brown, Squire Patton Boggs (US) LLP